Exhibit 4.8

Series Seven Stock Acquisition Rights Allotment Agreement

Pixie Dust Technologies, Inc. (hereinafter referred to as “Party A”) and the Stock Acquisition Rights Holder listed below (hereinafter referred to as “Party B”) hereby enter into a Stock Acquisition Rights Allotment Agreement (hereinafter referred to as the “Agreement”) with respect to the Series 7 Stock Acquisition Rights (hereinafter referred to as the “Stock Acquisition Rights”) issued by Party A, whereby Party B, together with other subscribers, shall subscribe for the total number of Stock Acquisition Rights, as set forth below.

Article 1. (Purpose)

The purpose of this Agreement is to set forth the allotment of Stock Acquisition Rights issued to Party B for the purpose of increasing corporate value and other matters.

Article 2. (Contents of Stock Acquisition Rights)

The contents of the Stock Acquisition Rights shall be as set forth in the separate sheet “Pixie Dust Technologies, Inc. Series 7 Stock Acquisition Rights Issuance Terms” (hereinafter referred to as the “Terms”), unless otherwise provided for in this Agreement.

Article 3. (Number of Stock Acquisition Rights, etc.)

1. The total number of Stock Acquisition Rights shall be [___], and Party B shall be allocated [___] Stock Acquisition Rights, which Party B shall accept by this Agreement.

2. The type and number of shares underlying the Stock Acquisition Rights allocated to Party B shall be one common share of Party A per one Stock Acquisition Right.

3. Party B, together with other subscribers, shall subscribe for the total number of Stock Acquisition Rights.

4. Party B shall pay into a bank account designated by Party A an amount calculated by multiplying the issuance price per one Stock Acquisition Right by the number of subscriptions set forth in Paragraph 1 of this Article by the payment date for money in exchange for Stock Acquisition Rights (as set forth in Article 8 of the Terms).

Article 4. (Restriction on Right of Exercise and Method of Exercise)

1. Party B may exercise all or part of its allocated number of Stock Acquisition Rights. However, exercise shall be in units of one.

2. During the Exercise Period (as defined in Article 3(3) of the Terms), Party B may not abandon all or part of its held Stock Acquisition Rights without obtaining consent from Party A.

3. When exercising its Stock Acquisition Rights, Party B shall pay into a bank account designated by Party A an amount equal to the Exercise Price (as set forth in Article 3(2) of the Terms) and submit necessary documents such as a request for exercise in a form prescribed by Party A.

Article 5. (Cause for Loss of Rights)

Party B shall immediately lose its right to exercise its Exercise Price even during the Exercise Period if it falls under any one of the following items:

(1)	When sentenced to imprisonment or more severe punishment;

(2)	When declared bankrupt;

(3)	When engaging in business activities that compete with those of Party A or its affiliates on its own or becoming an officer, employee or consultant of a company engaged in such activities (except when approved by Party A in advance);

(4)	When violating laws, regulations or internal rules of Party A or its affiliates or committing acts of betrayal against society or Party A or its affiliates and resigning or being dismissed due to disciplinary action as a result;

(5)	When becoming an officer, executive officer, advisor, employee or other position at a company or other organization other than Party A or its affiliates without following business orders from Party A or its affiliates or obtaining prior consent from Party A or its affiliates;

(6)	When causing damage or potential damage to Party A or its affiliates or when it is deemed inappropriate by resolution of the Board of Directors to allow exercise in light of purpose for granting Stock Acquisition Rights; or

(7)	When offering to abandon all or part of its Exercise Price by submitting a written notice prescribed by Party A with consent from Party A or its affiliates.

Article 6. (Treatment after Retirement or Resignation)

1. Upon retiring or resigning from Party A and/or its affiliates, Party B must notify Party A of its post-retirement/resignation address. The same applies if Party B changes its address during Exercise Period after retiring or resigning from Party A and/or its affiliates.

2. If after retiring or resigning from Party A and/or its affiliates during Exercise Period, Party B relocates overseas, it must notify Party A of its domestic contact location.

3. If no notification is made pursuant to preceding paragraphs, the address at the time of retirement or resignation from Party A and/or its affiliates shall be deemed as the post-retirement/resignation address.

Article 7. (Prohibition on Transfer of Rights)

Notwithstanding provisions set forth in Article 3(5) of the Terms, Party B may not transfer, pledge security interest on, dispose or otherwise deal with its Stock Acquisition Rights.

Article 8. (Non-Issuance of Stock Acquisition Rights Certificates)

1. Party A shall not issue stock acquisition rights certificates representing the Stock Acquisition Rights, except as otherwise provided by Party A.

2. Party B shall not request issuance of stock acquisition rights certificates from Party A.

Article 9. (Total Subscription)

Party A and Party B confirm that this Agreement constitutes a part of the contract for the total subscription of stock acquisition rights pursuant to Article 244 of the Companies Act in connection with the issuance of stock acquisition rights.

Article 10. (Exemption of Party A)

Party A shall not be liable for any damage or loss suffered by Party B as a result of delay in issuance of new shares or disposal of treasury shares due to negligence of Party A or other parties involved in issuance of new shares or disposal of treasury shares after completion of exercise procedures for the Stock Acquisition Rights by Party B.

Article 11. (Compliance with Related Laws)

Party B shall comply with the Companies Act, Financial Instruments and Exchange Act and all other related laws and regulations as well as all internal rules of Party A in connection with exercise of its Stock Acquisition Rights and sale or other disposal of shares acquired through such exercise.

Article 12. (Taxes and Expenses)

Party B shall bear all taxes, public charges and other expenses imposed in connection with exercise of its Stock Acquisition Rights and sale or other disposal of shares acquired through such exercise.

Article 13. (Amendment to Agreement)

1. Party A may amend this Agreement within the scope permitted by law, in accordance with procedures required by laws and regulations and internal rules of Party A.

2. Notwithstanding the preceding paragraph, Party A may change details concerning exercise of the Stock Acquisition Rights at any time.

Article 14. (Governing Law and Dispute Resolution)

This Agreement shall be governed by and construed in accordance with the law of Japan, and any disputes arising in connection with this Agreement shall be resolved amicably through sincere consultation between Party A and Party B. If litigation becomes necessary, the Tokyo District Court shall have exclusive jurisdiction over the first instance.

In witness whereof, one copy of this Agreement is executed, with the original being held by Party A and a copy being held by Party B.

April 30, 2020

Party A:

Kanda Misaki-cho 2-20-5, Chiyoda-ku, Tokyo

Pixie Dust Technologies Inc.

Representative Director: /s/ Yoichi Ochiai

[seal]

Party B:

[___]

Pixie Dust Technologies, Inc.

Series 7 Stock Acquisition Rights Issuance Terms

1.	Number of Stock Acquisition Rights: [___]

In addition, the total number of shares that can be received by exercising the Stock Acquisition Rights is [___] common shares of the Company, and if the number of shares granted under the Stock Acquisition Rights is adjusted in accordance with 3. (1) below, it shall be the number obtained by multiplying the adjusted number of shares granted by the number of Stock Acquisition Rights.

2.	Money to Be Paid in Exchange for Stock Acquisition Rights

The issuance price per one Stock Acquisition Right shall be [___] yen. This amount was determined with reference to the result calculated by Plutus Consulting Co., Ltd., a third-party valuation institution, using a Monte Carlo simulation, a general option pricing model, taking into account information on the Company’s stock prices.

3.	Contents of Stock Acquisition Rights

(1)	Type and Number of Shares Underlying Stock Acquisition Rights

The number of shares underlying one Stock Acquisition Right (hereinafter referred to as the “Number of Granted Shares”) shall be one common share of the Company.

In addition, if the Company conducts a stock split (including free allotment of common shares; hereinafter the same) or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares shall be adjusted in accordance with the following formula. However, such adjustment shall only be made for the number of shares underlying Stock Acquisition Rights that have not been exercised at that time, and any fraction less than one share resulting from such adjustment shall be rounded down.

Adjusted Number of Granted Shares = Pre-adjustment Number of Granted Shares x Split (or Consolidation) Ratio

In addition, if after the allotment date of the Stock Acquisition Rights, the Company conducts a merger, company split or reduction in capital stock or other actions requiring adjustment of Number of Granted Shares similar to these cases, Number of Granted Shares may be appropriately adjusted within a reasonable range.

(2)	Value or Calculation Method for Property Contributed Upon Exercise of Stock Acquisition Rights

The value of property contributed upon exercise of Stock Acquisition Rights shall be an amount equal to the exercise price per share (hereinafter referred to as “Exercise Price”) multiplied by Number of Granted Shares.

The Exercise Price shall be [___] yen.

In addition, if after the allotment date of the Stock Acquisition Rights, the Company conducts a stock split or stock consolidation, the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one yen resulting from such adjustment shall be rounded up.

In addition, if after the allotment date of the Stock Acquisition Rights, the Company issues new shares or disposes of treasury shares at a price below the market value of its common shares (excluding the issuance of new shares and disposal of treasury shares based on the exercise of Stock Acquisition Rights and the transfer of treasury shares through a stock exchange), the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one yen resulting from such adjustment shall be rounded up.

In the above formula, “Number of Shares Already Issued” refers to the number of common shares of the Company minus the number of treasury shares of common shares of the Company, and in the case of disposal of treasury shares of common shares of the Company, “Number of New Shares Issued” shall be read as “Number of Treasury Shares to Be Disposed Of.”

Furthermore, in addition to the above, if the Company conducts a merger with another company, a company split, or other actions that require adjustment of the Exercise Price in a manner similar to these cases after the allotment date of the Stock Acquisition Rights, the Company may appropriately adjust the Exercise Price within a reasonable range.

(3)	Period During Which Stock Acquisition Rights May Be Exercised

The period during which the Stock Acquisition Rights may be exercised (hereinafter referred to as the “Exercise Period”) shall be from April 30, 2020 to April 29, 2030 (provided that if the last day is not a bank business day, it shall be the preceding bank business day).

(4)	Matters Concerning Increase in Capital Stock and Capital Reserve

①	The amount of increase in capital stock resulting from the issuance of shares through the exercise of Stock Acquisition Rights shall be one-half of the maximum amount of increase in capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Regulation on Corporate Accounting. Any fraction less than one yen resulting from such calculation shall be rounded up.

②	The amount of increase in capital reserve resulting from the issuance of shares through the exercise of Stock Acquisition Rights shall be the maximum amount of increase in capital stock, etc. set forth in ① above minus the amount of increase in capital stock set forth in ① above.

(5)	Restriction on Acquisition of Stock Acquisition Rights by Transfer

Acquisition of Stock Acquisition Rights by transfer shall require approval by resolution of the Board of Directors of the Company.

(6)	Conditions for Exercise of Stock Acquisition Rights

①	If any one of the following events occurs between the date of allotment of Stock Acquisition Rights to a holder thereof (hereinafter referred to as a “Stock Acquisition Rights Holder”) and October 31, 2021, such Stock Acquisition Rights Holder shall not be able to exercise any remaining Stock Acquisition Rights.

(a)	When new shares or disposal of treasury shares are issued at a price below [___] yen (provided that this shall be appropriately adjusted in the same manner as the Exercise Price set forth in (2) above) (excluding cases where payment is made at an amount that is particularly favorable under Article 199, Paragraph 3 or Article 200, Paragraph 2 of the Companies Act and cases where the price is different from the stock price of common shares and cases where such issuance or disposal is made by allotment to shareholders).

(b)	When stock acquisition rights or bonds with stock acquisition rights are issued or disposed (provided that this is limited to cases where, as a premise for determining conditions for such stock acquisition rights or bonds with stock acquisition rights, the stock price for common shares falls below [___] yen (provided that this shall be appropriately adjusted in the same manner as the Exercise Price set forth in (2) above)).

(c)	When transactions such as sale or other transactions are conducted at a price below [___] yen (provided that this shall be appropriately adjusted in the same manner as the Exercise Price set forth in (2) above) as consideration for common shares of the Company when common shares underlying the Stock Acquisition Rights are not listed on any financial instruments exchange (excluding cases where transactions are conducted at a significantly lower price than the stock price at that time).

②	A Stock Acquisition Rights Holder must also be a director or employee of Party A or its subsidiaries or affiliates at the time of exercising its rights. However, this shall not apply if resignation due to expiration of term, retirement due to reaching retirement age or other justifiable reasons are recognized by resolution of the Board of Directors.

③	If exercising its Stock Acquisition Rights would result in total number of issued shares exceeding total number of shares that can be issued at that time, such exercise cannot be made.

④	Exercise cannot be made for less than one unit per each Stock Acquisition Right.

⑤	Inheritance

(a)	If a Stock Acquisition Rights Holder dies, its heirs shall inherit all unexercised Stock Acquisition Rights in accordance with the Terms. However, inheritance shall be limited to once and if the person inheriting rights (hereinafter referred to as “Successor”) dies or does not exercise its Stock Acquisition Rights within three months after death of the Stock Acquisition Rights Holder, such Stock Acquisition Rights cannot be exercised and shall expire. In addition, when the Successor exercises its Stock Acquisition Rights, it may only do so by exercising all unexercised Stock Acquisition Rights at once and may not do so in multiple installments. Inheritance shall be subject to provisions below and conditions set forth in a contract entered into between the Company and the Stock Acquisition Rights Holder regarding its Stock Acquisition Rights.

(I)	All heirs who have inherited its Stock Acquisition Rights must jointly submit the following items to the Company within three months after commencement of inheritance by written notice.

i.	Date when inheritance commenced

ii.	Contents and date when inheritance partition agreement was established

iii.	Name and address of the Successor

iv.	Name and address of the representative for the Successor (hereinafter referred to as the “Successor Representative”)

v.	Other matters prescribed by the Company

(II)	When making notification pursuant to above item (I), documents such as certificate of removal from family register, family register transcript, inheritance partition agreement and other documents designated by the Company must be attached.

(III)	The Successors shall exercise its Stock Acquisition Rights jointly through the Successor Representative. The Successor Representative shall have authority to represent all Successors in exercising their Stock Acquisition Rights, abandoning them and all other matters related to their Stock Acquisition Rights.

(IV)	The Successors shall be jointly and severally liable for performance of all obligations owed to the Company in connection with their Stock Acquisition Rights, including payment of Exercise Price upon exercise of their Stock Acquisition Rights.

(V)	If any change occurs in items (I)(i) through (v) above during Exercise Period, the Successor must promptly notify the Company of such change by written notice.

(VI)	The Successor must sell shares of the Company acquired through exercise of its Stock Acquisition Rights in accordance with instructions from the Company if requested by the Company.

(b)	Except for provisions set forth in ⑤ above, the Successor shall be deemed to be the Stock Acquisition Rights Holder for purposes of applying the Terms. However, provisions set forth in 5(3) below shall not apply to the Successor.

4.	Allotment date of Stock Acquisition Rights

April 30, 2020

5.	Matters Concerning Acquisition of Stock Acquisition Rights

(1)	If a merger agreement in which the Company becomes an extinct company, a company split agreement or split plan in which the Company becomes a split company, or a stock exchange agreement or stock transfer plan in which the Company becomes a wholly-owned subsidiary is approved by a general meeting of shareholders (or by resolution of the Board of Directors if approval by a general meeting of shareholders is not required), the Company may acquire all of the Stock Acquisition Rights for free on a date separately determined by the Board of Directors of the Company.

(2)	If a Stock Acquisition Rights Holder becomes unable to exercise its Stock Acquisition Rights before exercising its rights due to the provisions set forth in 3. (6) above, the Company may acquire such Stock Acquisition Rights for free.

(3)	If a Stock Acquisition Rights Holder loses any of the following statuses, the Company may acquire all unexercised Stock Acquisition Rights for free.

①	Director (including directors who are members of an audit committee) or auditor of the Company or its subsidiaries (meaning subsidiaries as defined in Article 2, Paragraph 3 of the Companies Act; hereinafter referred to simply as the “Subsidiaries”).

②	Employee of the Company or its Subsidiaries.

③	Advisor, consultant or other person who has a continuous contractual relationship with the Company or its Subsidiaries under any name, such as delegation or contract.

(4)	The Company may acquire for free any Stock Acquisition Rights that have not been inherited. In this case, notification to Stock Acquisition Rights Holders pursuant to Article 273, Paragraph 1, Item 2 or Article 274, Paragraph 3 of the Companies Act shall be sufficient if made to any person whom the Company deems appropriate among legal heirs of such Stock Acquisition Rights Holder. However, if such notification is deemed unnecessary based on the interpretation of laws and regulations, notification may be omitted and such Stock Acquisition Rights may be acquired for free.

6.	Treatment of Stock Acquisition Rights in Case of Organizational Restructuring

If the Company conducts a merger (limited to cases where the Company becomes extinct due to merger), absorption-type split, incorporation-type split, stock exchange or stock transfer (hereinafter collectively referred to as “Organizational Restructuring”), on effective date of Organizational Restructuring, it shall grant stock acquisition rights for each respective corporation set forth in Article 236(1)(viii)(a) through (e) of Companies Act (hereinafter referred to as “Reorganization Target Corporation”) to each Stock Acquisition Rights Holder under following conditions. However, this shall be limited to cases where it has been stipulated in absorption-type merger agreement, incorporation-type merger agreement, absorption-type split agreement, incorporation-type split plan, stock exchange agreement or stock transfer plan that stock acquisition rights for Reorganization Target Corporation will be granted in accordance with following conditions.

(1)	Number of Stock Acquisition Rights for Reorganization Target Corporation to Be Granted

The same number as number of Stock Acquisition Rights held by each Stock Acquisition Rights Holder shall be granted respectively.

(2)	Type of Shares Underlying Stock Acquisition Rights for Reorganization Target Corporation

Common shares of Reorganization Target Corporation shall be used.

(3)	Number of Shares Underlying Stock Acquisition Rights for Reorganization Target Corporation

The number shall be determined in accordance with conditions for Organizational Restructuring and in accordance with 3. (1) above.

(4)	Value or Calculation Method for Property Contributed Upon Exercise of Stock Acquisition Rights

The value of property contributed upon exercise of each Stock Acquisition Right granted shall be an amount equal to post-reorganization Exercise Price obtained by adjusting Exercise Price set forth in 3. (2) above taking into account conditions for Organizational Restructuring multiplied by number of shares underlying such Stock Acquisition Rights determined in accordance with 6. (3) above.

(5)	Period During Which Stock Acquisition Rights May Be Exercised

The period shall be from later date between first day set forth in 3. (3) above and effective date of Organizational Restructuring until last day set forth in 3. (3) above.

(6)	Matters Concerning Increase in Capital Stock and Capital Reserve Resulting from Issuance of Shares Through Exercise of Stock Acquisition Rights

These matters shall be determined in accordance with 3. (4) above.

(7)	Restriction on Acquisition of Stock Acquisition Rights by Transfer

Acquisition by transfer shall require approval by resolution of the Board of Directors for Reorganization Target Corporation.

(8)	Other Conditions for Exercise of Stock Acquisition Rights

These conditions shall be determined in accordance with 3. (6) above.

(9)	Reasons and Conditions for Acquisition of Stock Acquisition Rights

These reasons and conditions shall be determined in accordance with 5 above.

(10)	Other conditions shall be determined in accordance with conditions for Reorganization Target Corporation.

7.	Matters Concerning Stock Acquisition Rights Certificates for Stock Acquisition Rights

The Company shall not issue Stock Acquisition Rights Certificates for its Stock Acquisition Rights.

8.	Payment Date for Money to Be Paid in Exchange for Stock Acquisition Rights

April 30, 2020

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